Mine Safety Disclosure                                         Exhibit 95

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violation Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)

Center Mine / 3200218	4	—	—	—	—	2,797	—	No	No	—	—	—

In May 2011, BNI Coal, owner of Center Mine, received an $873 significant and substantial (S&S) safety violation for violating the requirement to have mobile and stationary machinery and equipment maintained in safe operating condition, and to have machinery and equipment that is in unsafe condition removed from service immediately. In October 2011, BNI Coal received three S&S safety violations, of which two were related to fire hazards. A $334 penalty was due to combustible materials accumulating where they could create a fire hazard. A $745 penalty was issued because the areas surrounding flammable-liquid storage tanks and electric substations and transformers were not kept free from combustible materials for at least 25 feet in all directions. The third S&S safety violation in October 2011 was $745 for a safety hazard relating to a violation of the requirement to examine each active work area for hazardous conditions. In October 2011, BNI Coal also received a violation of Section 104(a), which was not an S&S violation, for $100.